Exhibit 99.1

Identity of Company

1.1 Name and Address of Company

Versus Systems, Inc (“Versus” or the “Corporation”)

1620 West 8th Avenue Suite 302

Vancouver, BC V6J 1V4 Canada

1.2 Executive Officer

The name and business telephone number of an executive officer of the Corporation who is knowledgeable about the significant acquisition and this business acquisition report is:

Craig Finster, President and Chief Financial Officer

Tel: 424-226-8588

Details of Acquisition

2.1 Nature of Business Acquired

On June 3, 2021, Versus completed the previously announced acquisition of Xcite Interactive, Inc. (“Xcite” or “Xcite Interactive”). The acquisition was completed through the merger of a wholly-owned subsidiary of Versus with and into Xcite pursuant to the definitive agreement entered into on May 11, 2021 and announced on May 12, 2021.

Xcite Interactive is a multimedia, production, and interactive gaming company that provides online audience engagement. It does so through its owned and operated XEO technology platform and by licensing games and engagement features like polling, trivia, social walls, and predictive games to content partners for use in their apps and websites. The company partners with multiple professional sports franchises across Major League Baseball (MLB), National Hockey League (NHL), National Basketball Association (NBA) and the National Football League (NFL) as well as the Olympics, World Cup, and other global sporting events. Versus intends to continue to grow that partner footprint while also adding the Versus reward technology and dynamic regulatory compliance engine so that fans of these teams and events can win real-world rewards brought to the audience by partner brands.

2.2 Acquisition Date

The effective date of the Acquisition was June 3, 2021 (the “Acquisition Closing Date”).

1620 West 8th Avenue Suite 302

Vancouver, BC V6J 1V4 Canada

2.3 Consideration

Pursuant to the definitive acquisition agreement, Versus paid approximately US$12.8 million (or approximately $16.1 million CAD) to acquire the capital stock of Xcite, for a combination of Versus common shares and up to US$130,799 in cash. Continuing employees of Xcite received options to purchase Versus shares of common stock from an approximately $2.25M USD retention equity plan. The overall consideration is subject to customary post-closing adjustments.

Cash used in the acquisition came from previously raised funds. No additional financing was associated with the transaction.

A copy of the material change report filed on May 12, 2021 is available under the Corporation’s SEDAR profile at www.sedar.com and on the Corporation’s EDGAR profile at www.sec.gov.

2.4 Effect on Financial Position

Except as otherwise publicly disclosed and in the ordinary course of business and other than in respect to changes that occurred as a result of the Acquisition, including a post-closing internal reorganization involving Xcite Interactive, the Corporation does not presently have any plans or proposals for material changes in the business affairs of the Corporation or the affairs of Xcite Interactive which may have a significant effect on the financial performance and financial position of the Corporation.

2.5 Prior Valuations

No valuation opinion has been obtained by the Corporation or, to the knowledge of the Corporation, by Xcite in respect to Xcite within the last 12 months required by securities legislation or a Canadian exchange of market to support the consideration paid by the Corporation for Xcite.

2.6 Parties to Transaction

The Acquisition was completed by a wholly-owned subsidiary of the Corporation, with an arm’s length third party and otherwise did not involve an “informed person”, “associate”, or “affiliate” (as each term is defined in securities legislation) of Versus.

2.7 Date of Report

August 17, 2021

1620 West 8th Avenue Suite 302

Vancouver, BC V6J 1V4 Canada

Item 3 Financial Statements and Other Information

As required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations, the following financial statements are attached as Schedule “A” to this business acquisition report:

1.	Audited financial statements of Xcite Interactive, consisting of an audited consolidated balance sheet of Xcite as of December 31, 2020 and audited statements of income, shareholder’ equity and cash flows of Xcite for the fiscal year then ended, including a comparative balance sheet and statements of income and cash flows for the prior fiscal year, together with the notes thereto; and
2.	Interim financial statements of Xcite Interactive, consisting of a consolidated balance sheet as of March 31, 2021, and statements of income, shareholder’ equity and cash flows for the three month period then ended, including a comparative balance sheet and statements of income and cash flows for the prior fiscal year, together with the notes thereto; and
3.	Unaudited pro forma consolidated financial statements of Versus Systems, consisting of the pro forma consolidated statement of income/(loss) for the year ended December 31, 2020, together with the notes thereto; and the pro forma consolidated balance sheet as at March 31, 2021 and the pro forma consolidated statement of income/(loss) for the three months ended March 31, 2021, together with the notes thereto.

Unaudited Pro forma Financial Statements

The unaudited pro forma consolidated financial statements in Schedule “A” have been prepared using the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2020 and the audited consolidated financial statements of Xcite as at and for the year ended December 31, 2020. The pro forma consolidated financial statements illustrate the impact of the Acquisition on the Corporation’s financial position and financial performance by adjusting the Corporation’s historical financial statements to give effect to the Acquisition.

The unaudited pro forma consolidated balance sheet gives effect to the Acquisition as if it had occurred on December 31, 2020. The unaudited pro forma consolidated statements of income/(loss) give effect to the Acquisition as if had occurred on January 1, 2020. The pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma adjustments are made solely for the purposes of preparing the pro forma consolidated financial statements, and include certain estimates and assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Actual amounts recorded on completion of the Acquisition will differ from the pro forma adjustments included in the unaudited pro forma consolidated financial statements and, therefore, undue reliance should not be placed on these unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements should be read in conjunction with the Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019 available under the Corporation’s SEDAR profile at www.sedar.com and on the Corporation’s EDGAR profile at www.sec.gov and the audited consolidated financial statements of Xcite Interactive, included therein.

SCHEDULE “A”

FINANCIAL STATEMENTS

1620 West 8th Avenue Suite 302

Vancouver, BC V6J 1V4 Canada

Xcite Interactive, Inc.

Consolidated Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

i

18012 Sky Park Circle, Suite 200
Irvine, California 92614
tel 949-852-1600
fax 949-852-1606
www.rjicpas.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Xcite Interactive, Inc.

Greeley, CO

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Xcite Interactive, Inc. and Subsidiary (the Company), which comprise of the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xcite Interactive, Inc. as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

On June 3, 2021 the Company was sold to Versus Systems, Inc.

Irvine, California

August 16, 2021

Xcite Interactive, Inc.

Consolidated Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets
Current assets:
Cash	$141,428	$66,852
Accounts receivable, net	44,756	320,304
Prepaid expenses	21,891	-
Total current assets	208,075	387,156
Property and equipment, net	21,374	26,302
Capitalized software, net	1,733,965	1,176,213
Total assets	$1,963,414	$1,589,671
Liabilities and Stockholders’ Equity (Deficit)

Current liabilities:
Accounts payable	$374,278	$148,340
Accounts payable - related party	-	71,651
Accrued expenses	387,361	356,576
Contract liabilities	32,750	787,513
Line of credit	200,000	388,556
Stockholder loans, current	505,000	-
PPP loan payable	376,142	-
Convertible debt, net of debt discount of $458,333 and $0, respectively	41,667	-
Total current liabilities	1,917,198	1,752,636
Stockholder loans, net	-	205,000
Total liabilities	1,917,198	1,957,636
Commitments and contingencies (note 10)
Subsequent events (note 11)

Stockholders’ equity (deficit):
Common stock, $0.01 and $0.0001 par value; 75,000,000 and 20,000,000 authorized, 3,977,301 and 3,145,000 issued and outstanding as of December 31, 2020 and 2019, respectively	31,936	31,450
Preferred stock, $0.0001 par value; 10,000,000 authorized, 0 and 216,668 issued and outstanding as of December 31, 2020 and 2019, respectively	-	65
Treasury stock	(67)	(67)
Additional paid in capital	3,144,608	1,347,229
Accumulated deficit	(3,130,261)	(1,746,642)
Total stockholders’ equity (deficit)	46,216	(367,965)
Total liabilities and stockholders’ equity (deficit)	$1,963,414	$1,589,671

The accompanying notes are an integral part of these consolidated financial statements.

Xcite Interactive, Inc.

Consolidated Statements of Operations

For the years ended December 31, 2020 and 2019

	2020	2019
Revenues, net	$2,015,716	$2,028,952
Cost of revenue	512,385	677,361
Gross profit	1,503,331	1,351,591
Operating expenses:
Selling, general and administrative expenses	1,950,923	2,757,156
Depreciation and amortization expense	873,280	390,774
Loss from operations	(1,320,872)	(1,796,339)
Other income (expense):
Other income	10,100	-
Interest expense	(72,847)	(21,668)
Net loss before income tax expense	(1,383,619)	(1,818,007)
Income tax expense	-	(421)
Net loss	$(1,383,619)	$(1,818,428)

The accompanying notes are an integral part of these consolidated financial statements.

Xcite Interactive, Inc.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the years ended December 31, 2020 and 2019

	Members’ Equity		Common Stock		Preferred Stock		Treasury Stock		Additional Paid In	Accumulated	Total Stockholders’
	Units	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance - Jaunary 1, 2019	94	$581,781	-	$-	-	$-	-	$-	$-	$71,786	$653,567.00
Cash distribution	-	(40)	-	-	-	-	-	-	-	-	(40)
Conversion of accounts payable-related party to equity	9	147,000	-	-	-	-	-	-	-	-	147,000
Recapitaliztion	(103)	(728,741)	3,145,000	31,450	-	-	-	-	697,291	-	-
Treasury stock purchase	-	-	-	-	-	-	(6,667)	(67)	-	-	(67)
Preferred stock issuance	-	-	-	-	216,668	65	-	-	649,938	-	650,003
Net loss	-	-	-	-	-	-	-	-	-	(1,818,428)	(1,818,428)
Balance at December 31, 2019	-	-	3,145,000	31,450	216,668	65	(6,667)	(67)	1,347,229	(1,746,642)	(367,965)

Issuance of new common stock	-	-	448,000	448	-	-	-	-	1,119,552	-	1,120,000
Borrowing and re-issuance of shares	-	-	-	-	-	-	-	-	(300,000)	-	(300,000)
Conversion of preferred stock and warrants	-	-	384,301	38	(216,668)	(65)	-	-	224,027	-	224,000
Stock based compensation	-	-	-	-	-	-	-	-	253,800	-	253,800
Equity component of convertible note	-	-	-	-	-	-	-	-	500,000	-	500,000
Net loss	-	-	-	-	-	-	-	-	-	(1,383,619)	(1,383,619)
Balance at December 31, 2020	-	$-	3,977,301	$31,936		$-	(6,667)	$(67)	$3,144,608	$(3,130,261)	$46,216

The accompanying notes are an integral part of these consolidated financial statements.

Xcite Interactive, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities
Net loss	$(1,383,619)	$(1,818,428)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	253,800	-
Depreciation of property and equipment	4,928	2,103
Amortization of capitalized software	868,352	388,671
Amortization of debt discount	41,667	-
Changes in current assets and current liabilities:
Accounts receivable	275,548	(8,798)
Prepaid expenses	(21,891)	-
Accounts payable	225,938	118,625
Accounts payable - related party	(71,651)	71,651
Accrued expenses	30,785	235,902
Contract liabilities	(754,763)	787,513
Net cash used in operating activities	(530,906)	(222,761)
Cash Flows From Investing Activities
Capitalization of software development costs	(1,426,104)	(515,955)
Net cash used in investing activities	(1,426,104)	(515,955)
Cash Flows From Financing Activities
Proceeds from PPP loan payable	376,142	-
Proceeds from stockholder loans	-	205,000
Proceeds from convertible debt	500,000	-
Payments on long-term debt	-	(41,672)
Borrowings on line of credit	215,856	-
Payments on line of credit	(404,412)	(7,929)
Cash distribution to common member	-	(40)
Proceeds from issuance of preferred stock	-	650,003
Proceeds from conversion of preferred stock and warrants	224,000	-
Purchase of treasury stock	-	(67)
Proceeds from issuance of common stock	1,120,000	-
Net cash provided by financing activities	2,031,586	805,295
Net decrease in cash	74,576	66,579
Cash at beginning of year	66,852	273
Cash at end of year	$141,428	$66,852
Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:
Interest	$2,536	$9,322
Income taxes	$-	$421

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Loan from stockholder	$300,000	$-
Purchase of treasury stock	$300,000	$-
Conversion of accounts payable-related party to equity	$-	$147,000

The accompanying notes are an integral part of these consolidated financial statements.

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 1- ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Organization

Game Changer, LLC a Kansas limited liability corporation, (LLC) headquartered in Kansas City, Kansas, began business in 2015. In April 2019, all managers and members of the LLC merged their ownership interest into Xcite Interactive, Inc., formerly Game Changer LLC (the “Company”) a Colorado corporation headquartered in Greeley, Colorado, with the LLC as a wholly owned subsidiary of the Company. The Company is a leading global provider of interactive gaming and production specializing in fan engagement and event presentation. The gaming allows for fan engagement and interactive play in sports, music, special events, and other crowd settings. The Company conducts the business through two segments:

(i) interactive and (ii) production.

The interactive segment of the Company revenues and expenses are derived from the proprietary software and technology products that the Company has developed. These products include the interactive game library (over 35 games), the proprietary Fan Filter Cam, and the proprietary Flashpoint product.

The production segment of the Company’s revenues and expenses are derived from the creative multimedia deliverables that the Company provides to clients. These products and services include graphics packages, animations, event videos, print design, commercials, and other custom production work for the Company’s clients.

The Company reorganized as a C corporation on April 1, 2019. All assets and liabilities held at the time of the reorganization were recorded at historical cost. All the amount reflected in members’ equity were reclassified to common stock and additional paid in capital on the accompanying 2019 consolidated statement of changes in stockholders’ equity (deficit).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 around the world in the first quarter of 2020 which continued throughout 2020 and 2021 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations and cash flows.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Xcite Interactive, Inc. and its wholly owned subsidiary, Game Changer, LLC. All material intercompany accounts and transactions have been eliminated in the consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

The Company’s cash accounts consist mainly of demand deposit accounts. The Company maintains its cash in banks and financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020 and 2019. As of December 31, 2020 and 2019, the Company’s bank balances did not exceed the Federal Deposit Insurance Corporation (FDIC) insured amounts.

Concentration of Credit Risk

For the years ended December 31, 2020 and 2019, the Company had one customer who generated 14% and 11% of net revenues, respectively. No other customers exceeded 10% of net revenues.

Accounts Receivable

Accounts receivable are carried at amounts owed less an estimated allowance for doubtful receivables. The allowance is based on management’s evaluation of historical and current industry trends and the Company has not experienced material write-offs in the past. Receivables are generally in current status and the Company expects to fully collect amounts due. Accordingly, no allowance has been provided as of December 31, 2020 and 2019.

Revenue Recognition

The Company primarily generates revenue from providing hosted software products and selling intellectual property products to customers on a contract basis.

Interactive Revenue

The Company provides access to its hosted software products whereby the customer is charged a fee for access for a defined term, typically on a seasonal basis. Interactive contracts frequently provide the customer with access to multiple applications, access to each of which is provided to the customer concurrently over the contract term. As such, the promises are combined as a single performance obligation that is comprised of a series of distinct services that are substantially the same and have the same periodic pattern of transfer to the customer. Given that the customer benefits from the access evenly over the contract term, the Company generally transfers control and recognizes revenue ratably over the contract term as the performance obligation is satisfied.

Production Revenue

The Company sells intellectual property products to customers including custom animations, videos, and graphics packages. Related revenues are recognized at the point in time when control of the production product is transferred to the customer, which is on final delivery of the product to the customer at which point the customer obtains physical possession, legal title to the product, has accepted the product, and has the right to enjoy the risks and rewards of ownership of the product. Production contracts frequently provide the customer with multiple products, each of which is delivered to the customer concurrently. As such, the Company combines the otherwise distinct performance obligations.

Presentation of Revenue

The Company evaluates whether it acts as the principal or agent as it relates to third-party provided fulfillment activities, such as for travel and certain production services. The Company reports interactive and production revenues gross given that the Company controls the goods and services being provided, is primarily responsible for transferring the promised goods and services to its customers, accepts risk related to customer satisfaction, and exercises discretion in pricing.

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

Presentation of Revenue (continued)

As a practical expedient, the Company excludes taxes assessed by and collected on behalf of government authorities from the transaction price.

Contract Assets and Liabilities

The Company frequently bills and collects 50% of the contractual fixed fee on contracts prior to the satisfaction of the related performance obligation which results in the Company recognizing contract liabilities. The remainder of the fee is billed through contract dates as work is completed. The time from inception of the contract to implementation typically does not exceed six months. Contract liabilities are included in the accompanying consolidated balance sheets.

Accounts receivable are recognized in the period the Company invoices the customer. The Company provides credit terms to customers, typically not exceeding 60 days. The Company does not adjust the promised amount of consideration for the effects of a financing component when it expects, at contract inception, that the period between the transfer of a promised good or service and related receipt of payment will be one year or less, which is in substantially all cases.

Contract Terms

The Company typically does not experience changes in the transaction price subsequent to the inception of the interactive contract term or subsequent to the delivery of the product. Variable consideration generally is comprised of reimbursable costs, for which variability is resolved prior to initiating revenue recognition. The Company generally does not provide customers with return or refund rights and generally, contracts are non-cancelable.

Sales Commissions

As a practical expedient, the Company recognizes the incremental direct costs of obtaining contracts as an expense when incurred, if the amortization period of the assets that otherwise would have been recognized is one year or less. Incremental direct costs of obtaining a contract consist of sales commissions paid to the Company’s direct sales force and outside third party resellers, which are included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Commissions incurred for sales to new customers were commensurate with commissions incurred for sales to existing customers. Accordingly, the Company did not capitalize any sales commissions during the years ended December 31, 2020 and 2019.

Cost of Revenue

Cost of revenue consists of expenses directly related to developing the Company’s software and intellectual products and sale of products, and includes subcontractor labor, materials and equipment rental.

Property and Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight line method over the estimated useful lives of the related assets, which range from five to seven years. Expenditures for repairs and maintenance are expensed as incurred, whereas significant improvements which materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation is removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capitalized Software

The Company accounts for costs incurred in the development of computer software as research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three to five years. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

Long-Lived Asset Impairment

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Impairment is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The Company did not identify any indicators of impairment during the years ended December 31, 2020 and 2019.

Income Taxes

Prior to its reorganization, the Company operated as a limited liability company (LLC) pursuant the provisions of the Internal Revenue Service. The LLC members were taxed on their proportionate share of the Company’s taxable income. Subsequent to its reorganization, the Company accounts for income taxes utilizing the asset and liability method. Under this method, deferred income tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes any uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company policy is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2020 and 2019, and for the years then ended, the Company did not record any accruals for interest and penalties. The Company’s income tax returns remain subject to examination for the years 2018 through 2020 for Federal purposes and 2017 through 2020 for state purposes.

Fair Value Measurements

The carrying amounts reported as of December 31, 2020 and 2019 for cash, accounts receivable, prepaid expenses, accounts payable, accrued liabilities, convertible debt and contract liabilities approximate their fair value due to the short-term nature of these instruments or are based on interest rates available to the Company that are comparable to the current market rate. The estimated fair value of the Company’s PPP loan payable approximates its carrying value as the rate on this debt is determined by the U.S. government which was offered to all participating companies under the Coronavirus Aid Relief and Economic Security Act (CARES Act). It is not practicable to estimate the fair value of the accounts payable – related parties, due to the related party nature of the balances.

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In October 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018- 17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which allows a private company to elect to not apply VIE guidance to legal entities under common control if both the parent and the legal entity being evaluated for consolidation are not public entities. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption of the amendments in this ASU is permitted. All entities are required to apply the amendments in this ASU retrospectively with a cumulative effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements.

Management does not believe any other recently issued but not yet effective accounting pronouncement would have a material effect on the Company’s present of future consolidated financial statements.

NOTE 3- REVENUE

Disaggregation of Revenue from Contracts with Customers

The following table disaggregates the Company’s revenue from contracts with customers based on the timing of satisfaction of performance obligations for the years ended December 31, 2020 and 2019:

	2020	2019
Performance obligations over time	$1,588,744	$1,222,257
Performance obligations satisfied at a point in time	426,972	806,695
Total	$2,015,716	$2,028,952

Revenue from performance obligations satisfied over time consists of interactive hosted software products.

Revenue from performance obligations satisfied at a point in time consists of sales from production of intellectual property products to customers including custom animations, videos, and graphics packages.

Contract Balances

The beginning and ending contract balances were as follows at December 31:

	2020	2019
Accounts receivable	$44,756	$320,304
Contract assets	$-	$-
Contract liabilities	$32,750	$787,513

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 4 – STOCKHOLDERS’ EQUITY

The Company reorganized as a C-corporation on April 1, 2019. All assets and liabilities held at the time of the reorganization were recorded at historical cost. All the amounts reflected in members’ equity were reclassified to common stock and additional paid in capital on the accompanying 2019 consolidated statement of changes of stockholders’ equity (deficit).

Common Stock

On April 1, 2019, the stockholders of the Company approved the authorization of 75,000,000 shares of common stock at $0.01 par value. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to stockholders. Cumulative voting is not allowed. As of December 31, 2020 and 2019, there were a total of 35 and 48 stockholders, respectively. In December 2020, the Stockholders of the Company approved the amended authorization of 20,000,000 shares of common stock at $0.0001 par value. As of December 31, 2020 and 2019 there were 3,977,301 and 3,145,000 shares of common stock outstanding, respectively.

Preferred Stock

On April 1, 2019, the Company authorized 10,000,000 shares of preferred stock, $0.0001 par value. The shares of preferred stock may be issued from time to time in one or more series as determined by the Board of Directors. The voting powers and preferences, the related rights of each such series and the qualifications, limitations, and restrictions of each series will be established by the Board of Directors. The Board of Directors may issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of common stock. As of December 31, 2020 and 2019 there were 0 and 216,668 shares of preferred stock outstanding, respectively.

Treasury Stock

During the year ended December 31, 2019, the Company reacquired 6,667 shares.

Borrowing and Re-issuance of Shares

In December 2020, a stockholder of the Company loaned 300,000 shares of common stock to the Company. These shares were immediately sold to another individual for $1 per share by the Company. In January 2021, the Company issued 300,000 common stock shares to the stockholder to repay these borrowed shares (see Note 11).

Preferred Stock and Warrants

In 2019, the Company entered into a series of subscription agreements for the sale of 216,668 preferred stock shares of the Company and warrants. The aggregate proceeds to the Company were $650,003. On November 1, 2020, all the preferred shares and warrants were converted to common stock.

On May 13, 2020, the Company offered 50,000 warrants in a severance agreement to purchase common stock of the Company. These warrants have not been exercised.

As of December 31, 2019 and 2020, the Company had 216,668 and 50,000 warrants outstanding, respectively.

Stock Options

On November 20, 2020, the Company issued 80,000 stock options to members of the Board of Directors of the Company. The exercise price was $2.50 per share, with a fair value of $2.01 per share at the time of issuance. These options have not been exercised as of December 31, 2020.

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 5 – CAPITALIZED SOFTWARE

Capitalized software as of December 31, 2020 and 2019 is summarized as follows:

	2020	2019
Capitalized software development costs	3,644,792	2,218,688
Accumulated amortization	(1,910,827)	(1,042,475)
Capitalizaed software, net	$1,733,965	$1,176,213

Amortization expense during the years ended December 31, 2020 and 2019 was $868,352 and $388,671, respectively.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2020 and 2019 is summarized as follows:

	2020	2019
Tools and equipment	$34,496	$34,496
Accumulated depreciation	(13,122)	(8,194)
Property and equipment, net	$21,374	$26,302

Depreciation expense during the years ended December 31, 2020 and 2019 was $4,928 and $2,103, respectively.

NOTE 7 – INCOME TAXES

Income tax expense consists of the following for the years ended December 31:

	2020	2019
Current:
Federal	$-	$461
State	-	-
Total current:	-	461
Deferred:
Federal	-	-
State	-	-
Total deferred:	-	-

Income tax expense	$-	$461

Income tax expense for the year ended December 31, 2020 and 2019 differed from amounts computed by applying U.S. deferral income tax rate of 21 percent as a result of permanent differences, state income taxes and valuation allowance reserved against deferred tax assets.

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 7 – INCOME TAXES (continued)

Deferred tax assets and liabilities as of December 31, 2020 and 2019 are primarily attributable to temporary differences related to accelerated depreciation and amortization for income tax purposes and net operating loss carryforwards.

Due to historical book losses, management has determined that the net deferred tax assets related to net operating loss carry forwards are not recognized because the future recovery of this asset is uncertain.

As of December 31, 2020 the Company had net operating loss carry forwards for federal and state tax purposes of approximately $2.7 million. If not utilized to offset future taxable income, these operating loss carryforwards will expire at various years through 2040.

NOTE 8 – DEBT

Line of credit

In December 2017, the Company entered into a loan and security agreement with a lender for a revolving line of credit not to exceed the lesser of $400,000 or the borrowing base, as defined in the agreement. The line of credit had an original maturity of December 2018, which was extended to September 2021. The line of credit has an interest rate of prime plus 0.5%. As of December 31, 2019, the interest rate was 5.25%. The line of credit is collateralized by substantially all assets of the Company and guaranteed by stockholders’ of the Company. Under the line of credit agreement, the Company is subject to various financial covenants. At December 31, 2019, the Company was in violation. The bank has waived that requirement as of December 31, 2019. The total outstanding balance as of December 31, 2019 was approximately $389,000. The Company repaid the remaining balance of this line of credit on October 1, 2020.

In September 2020, the Company entered into a new twelve-month line of credit with the bank in the amount of $200,000 bearing interest at 5.50% per annum. As of December 31, 2020, $200,000 was outstanding.

Stockholder loans

In June 2019, the Company entered into a loan with a stockholder in the amount of $155,000 in exchange for 51,665 shares of common stock in the Company. This loan is non-interest bearing through June 19, 2021 when the loan matures. The aggregate unpaid amount of the loan shall be due and payable on the maturity date. As of December 31, 2020 and 2019 the outstanding balance was $155,000.

In June 2019, the Company entered into a second loan with a stockholder in the amount of $50,000 in exchange for 20,000 shares of common stock in the Company. This loan is non-interest bearing through June 19, 2021, when the loan matures. The aggregate unpaid amount of the loan shall be due and payable on the maturity date. As of December 31, 2020 and 2019 the outstanding balance was $50,000.

The Company borrowed 300,000 common stock shares from a stockholder in December 2020. As of December 31, 2020, the outstanding balance was $300,000 (see Note 4 and Note 11).

PPP loan payable

On April 23, 2020, the Company received loan proceeds in the aggregate amount of $376,142 from the Small Business Administration under the Paycheck Protection Program (PPP). The PPP, established as part of the CARES Act, provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight (8) or twenty-four (24) weeks, as long as the loan proceeds are used for eligible purposes, including payroll, benefits, rent and utilities, and the Company maintains its payroll levels. The amount of loan forgiveness may be reduced if the Company terminates employees or reduces salaries during the covered period.

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 8 – DEBT (continued)

PPP loan payable (continued)

Any unforgiven portion of the PPP Loan is payable over two (2) years at an interest rate of 1%, with a deferral of payments for the first six (6) months. The Company intends to use the proceeds for purposes consistent with the PPP parameters. In April 2021, the Company received forgiveness of the loan, in whole.

Convertible debt

On October 21, 2020, the Company entered into a convertible debt agreement with a stockholder. Pursuant to the agreement, the stockholder loaned $500,000 under the note with an interest rate of 8% per annum, maturing in two years from the date of the note. Interest expense related to the convertible debt during the year ended December 31, 2020 was approximately $20,000. The convertible debt and accrued unpaid interest thereon will automatically be converted into common shares of the Company upon maturity or under a triggering event as defined by the convertible note agreement. The debt is fully discounted at issuance and this discount will be fully amortized over the next two years. The amount of the discount as of December 31, 2020 was $458,333.

NOTE 9 - RELATED PARTY TRANSACTIONS

Accounts payable

The Company has accounts payable with a related party. During the first quarter of 2019, $147,000 of accounts payable balances were converted into nine membership units. As of December 31, 2019, the accounts payable balance with this related party was $71,651. In 2020, the balance of $71,651 was forgiven.

Loans to stockholder

The Company borrowed from a stockholder in 2020 and 2019. As of December 31, 2020 and 2019, the outstanding balance was $205,000 (see Note 8).

The Company borrowed 300,000 common stock shares from a stockholder in December 2020. As of December 31, 2020, the outstanding balance was $300,000 (see Note 4 and Note 11).

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Legal proceedings

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, liquidity or cash flows.

Xcite Interactive, Inc.

Notes to the Consolidated Financial Statements

NOTE 11 – SUBSEOUENTS EVENTS

The Company has evaluated events and transactions between the consolidated balance sheet date of December 31, 2020 and through August 16, 2021, the date the consolidated financial statements were available for issuance, and management has concluded there were no material subsequent events requiring recognition in the consolidated financial statements or disclosures except as follows:

In January 2021, the Company issued 300,000 shares of common stock in repayment of the 300,000 shares of common stock borrowed from a stockholder (see Note 4).

In January 2021, the Company entered into a note payable with a stockholder of the Company for $50,000 at an interest rate of 10% and due on March 31, 2021. This note in secured by two projects currently sitting in accounts receivable.

On March 2, 2021, the Company received loan proceeds in the aggregate amount of $348,735, from the Small Business Administration under the second round of the Paycheck Protection Program (PPP). The PPP, established as part of the CARES Act, provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight (8) or twenty-four (24) weeks, as long as the loan proceeds are used for eligible purposes, including payroll, benefits, rent and utilities, and the organization maintains its payroll levels. The amount of loan forgiveness may be reduced if the Company terminates employees or reduces salaries during the covered period.

Any unforgiven portion of the PPP loans are payable over two (2) years at an interest rate of 1%, with a deferral of payments for the first six (6) months. The Company intends to use the proceeds for purposes consistent within the PPP parameters. While the Company currently believes that the use of the loan proceeds will meet the conditions for forgiveness of the loans, the Company cannot ensure that they will receive forgiveness of the loans, in whole or in part.

On April 8, 2021, the Company received notification from the Small Business Administration that the PPP loan received on April 23, 2020 was forgiven in its entirety.

On May 1, 2021, the Company entered into a note payable with a stockholder of the Company for $100,000 at an interest rate of 10% and due June 30, 2021. This note is secured by 37,500 shares of common stock.

On May 12, 2021, the Company entered into a note payable with a stockholder of the Company for $80,000 with an origination fee of $10,000 and no interest. The note is payable on July 12, 2021.

On June 3, 2021, the Company was acquired by Versus Systems, Inc. for the acquisition price of $12.8 million.

Xcite Interactive, Inc.

Consolidated Financial Statements

March 31, 2021 and 2020

Unaudited

i

Xcite Interactive, Inc.
Unaudited Consolidated Balance Sheets
March 31, 2021 and 2020

	2021	2020
Assets
Current assets:
Cash	$127,750	$22,538
Accounts receivable, net	153,504	194,850
Prepaid expenses	18,240	-
Total current assets	299,494	217,388
Property and equipment, net	20,142	25,070
Capitalized software, net	1,791,535	1,387,871
Total assets	$2,111,171	1,630,329

Liabilities and Stockholders’ Equity (Deficit)

Current liabilities:
Accounts payable	$358,127	$210,428
Accrued expenses	310,190	263,523
Contract liabilities	-	471,048
Line of credit	200,000	196,659
Stockholder loans, current	245,000	205,000
PPP loans payable	724,877	-
Convertible debt, net of discount of $631,944 and $0, respectively	118,056	-
Total current liabilities	1,956,250	1,346,658
Total liabilities	1,956,250	1,346,658

Commitments and contingencies (note 8)
Subsequent events (note 9)

Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 20,000,000 authorized, 4,852,818 and 3,285,000 oustanding as of March 31, 2021 and 2020, respectively	32,024	31,590
Preferred stock, $0.0001 par value; 10,000,000 authorized 0 and 216,668 outstanding as of March 31, 2021 and 2020, respectively	-	65
Treasury stock	(119,106)	(67)
Additional paid in capital	4,317,632	1,697,089
Accumulated deficit	(4,075,629)	(1,445,006)
Total stockholders’ equity	154,921	283,671
Total liabilities and stockholders’ equity	$2,111,171	$1,630,329

The accompanying notes are an integral part of these unaudited consolidated financial statements.

1

Xcite Interactive, Inc.

Unaudited Consolidated Statement of Operations
For the three months ended March 31, 2021 and 2020

	2021	2020
Revenues, net	$490,870	$1,044,006
Cost of sales	183,391	174,128
Gross profit	307,479	869,878
Selling, general and administrative expenses	965,927	345,145
Depreciation and amortization expense	303,278	210,462
Income (loss) from operations	(961,726)	314,271
Other income (expense):
Other income	124,625	100
Interest expense	(108,267)	(12,735)
Net income (loss) before income tax expense	$(945,368)	$301,636
Income tax expense	-	-
Net income (loss)	$(945,368)	$301,636

The accompanying notes are an integral part of these unaudited consolidated financial statements.

2

Xcite Interactive, Inc.

Unaudited Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the three months ended March 31, 2021 and 2020

	Common Stock		Preferred Stock		Treasury Stock		Additional Paid	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	In Capital	Deficit	Equity
Balance at January 1, 2020	3,145,000	31,450	216,668	65	(6,667)	(67)	1,347,229	(1,746,642)	(367,965)
Issuance of common stock	140,000	140	-	-	-	-	349,860	-	350,000
Net income	-	-	-	-	-	-	-	301,636	301,636
Balance at March 31, 2020	3,285,000	$31,590	216,668	$65	(6,667)	$(67)	$1,697,089	$(1,445,006)	$283,671

Balance at January 1, 2021	3,977,301	$31,936	-	$-	(6,667)	$(67)	$3,144,608	$(3,130,261)	$46,216

Issuance of common stock	339,544	34	-	-	-	-	336,605	-	336,639
Purchase of treasury stock	-	-	-	-	(191,500)	(119,039)	-	-	(119,039)
Equity component of convertible debt	-	-	-	-	-	-	250,000	-	250,000
Stock based compensation	535,973	54	-	-	-	-	586,419	-	586,473
Net loss	-	-	-	-	-	-	-	(945,368)	(945,368)
Balance at March 31, 2021	4,852,818	$32,024	-	$-	(198,167)	$(119,106)	$4,317,632	$(4,075,629)	$154,921

The accompanying notes are an integral part of these unaudited consolidated financial statements.

3

Xcite Interactive, Inc.
Unaudited Consolidated Statement of Operations
For the three months ended March 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net income (loss)	$(945,368)	$301,636

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock based compensation	586,473	-
Depreciation of property and equipment	1,232	1,232
Amortization of capitalized software	302,046	209,230
Amortization of debt discount	76,389
Changes in operating assets and liabilities:
Accounts receivable	(108,748)	125,454
Prepaid expenses	3,651	-
Accounts payable	(16,151)	62,088
Accounts payable - related party	-	(71,651)
Contract liabilities	(32,750)	(316,465)
Accrued expenses	(77,171)	(93,053)
Net cash used in operating activities	(210,397)	218,471

Cash flows from investing activities:

Capitalization of software and development costs	(359,616)	(420,888)
Net cash used in investing activities	(359,616)	(420,888)
Cash flows from financing activities: Payments on line of credit	-	(191,897)
Proceeds from PPP loans payable	348,735	-
Proceeds from stockholder loans	50,000	-
Payments on stockholder loans	(310,000)	-
Proceeds from convertible debt	250,000	-
Proceeds from issuance of common stock	336,639	350,000
Purchase of treasury stock	(119,039)	-
Net cash provided by financing activities	556,335	158,103
Net decrease in cash	(13,678)	(44,314)
Cash at beginning of period	141,428	66,852
Cash at end of period	$127,750	$22,538
Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$-	$-

Interest	$2,750	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

4

Xcite Interactive, Inc.
Notes to the Consolidated Financial Statements
Unaudited

NOTE 1- ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Organization

Game Changer, LLC a Kansas limited liability corporation, (LLC) headquartered in Kansas City, Kansas, began business in 2015. In April 2019, all managers and members of the LLC merged their ownership interest into Xcite Interactive, Inc., formerly Game Changer LLC (the “Company”) a Colorado corporation headquartered in Greeley, Colorado, with the LLC as a wholly owned subsidiary of the Company. The Company is a leading global provider of interactive gaming and production specializing in fan engagement and event presentation. The gaming allows for fan engagement and interactive play in sports, music, special events, and other crowd settings. The Company conducts the business through two segments: (i) interactive and (ii) production.

The interactive segment of the Company’s revenues and expenses are derived from the proprietary software and technology products that the Company has developed. These products include the interactive game library (over 35 games), the proprietary Fan Filter Cam, and the proprietary Flashpoint product.

The production segment of the Company’s revenues and expenses are derived from the creative multimedia deliverables that the Company provides to clients. These products and services include graphics packages, animations, event videos, print design, commercials, and other custom production work for the Company’s clients.

The Company reorganized as a C corporation on April 1, 2019. All assets and liabilities held at the time of the reorganization were recorded at historical cost. All the amount reflected in members’ equity (deficit) were reclassified to common stock and additional paid in capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited consolidated interim financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S (“U.S. GAAP”) for interim financial information. Operating results of the interim periods are not necessarily indicative of financial results for the full year. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the Company as of and for the years ended December 20, 2020 and 2019. In preparing these unaudited consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

In March 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 around the world in the first quarter of 2020 which continued throughout 2020 and 2021 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations and cash flows.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Xcite Interactive, Inc. and its wholly owned subsidiary, Game Changer, LLC. All material intercompany accounts and transactions have been eliminated in the consolidation.

5

Xcite Interactive, Inc.
Notes to the Consolidated Financial Statements
Unaudited

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash

The Company’s cash accounts consist mainly of demand deposit accounts. The Company maintains its cash in banks and financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through March 31, 2021. As of March 31, 2021, the Company’s bank balances did not exceed the Federal Deposit Insurance Corporation (FDIC) insured amounts.

Accounts Receivable

Accounts receivable are carried at amounts owed less an estimated allowance for doubtful receivables. The allowance is based on management’s evaluation of historical and current industry trends and the Company has not experienced material write-offs in the past. Receivables are generally in current status and the Company expects to fully collect amounts due. Accordingly, no allowance has been provided as of March 31, 2021 and 2020.

Revenue Recognition

The Company primarily generates revenue from providing hosted software products and selling intellectual property products to customers on a contract basis.

Interactive Revenue

The Company provides access to its hosted software products whereby the customer is charged a fee for access for a defined term, typically on a seasonal basis. Interactive contracts frequently provide the customer with access to multiple applications, access to each of which is provided to the customer concurrently over the contract term. As such, the promises are combined as a single performance obligation that is comprised of a series of distinct services that are substantially the same and have the same periodic pattern of transfer to the customer. Given that the customer benefits from the access evenly over the contract term, the Company generally transfers control and recognizes revenue ratably over the contract term as the performance obligation is satisfied.

Production Revenue

The Company sells intellectual property products to customers including custom animations, videos, and graphics packages. Related revenues are recognized at the point in time when control of the production product is transferred to the customer, which is on final delivery of the product to the customer at which point the customer obtains physical possession, legal title to the product, has accepted the product, and has the right to enjoy the risks and rewards of ownership of the product. Production contracts frequently provide the customer with multiple products, each of which is delivered to the customer concurrently. As such, the Company combines the otherwise distinct performance obligations.

6

Xcite Interactive, Inc.
Notes to the Consolidated Financial Statements
Unaudited

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Presentation of Revenue

The Company evaluates whether it acts as the principal or agent as it relates to third-party provided fulfillment activities, such as for travel and certain production services. The Company reports interactive and production revenues gross given that the Company controls the goods and services being provided, is primarily responsible for transferring the promised goods and services to its customers, accepts risk related to customer satisfaction, and exercises discretion in pricing.

As a practical expedient, the Company excludes taxes assessed by and collected on behalf of government authorities from the transaction price.

Contract Assets and Liabilities

The Company frequently bills and collects 50% of the contractual fixed fee on contracts prior to the satisfaction of the related performance obligation which results in the Company recognizing contract liabilities. The remainder of the fee is billed through contract dates as work is completed. The time from inception of the contract to implementation typically does not exceed six months. Contract liabilities are included in the accompanying unaudited consolidated balance sheets.

Accounts receivable are recognized in the period the Company invoices the customer. The Company provides credit terms to customers, typically not exceeding 60 days. The Company does not adjust the promised amount of consideration for the effects of a financing component when it expects, at contract inception, that the period between the transfer of a promised good or service and related receipt of payment will be one year or less, which is in substantially all cases.

Contract Terms

The Company typically does not experience changes in the transaction price subsequent to the inception of the interactive contract term or subsequent to the delivery of the product. Variable consideration generally is comprised of reimbursable costs, for which variability is resolved prior to initiating revenue recognition. The Company generally does not provide customers with return or refund rights and generally, contracts are non-cancelable.

Sales Commissions

As a practical expedient, the Company recognizes the incremental direct costs of obtaining contracts as an expense when incurred, if the amortization period of the assets that otherwise would have been recognized is one year or less. Incremental direct costs of obtaining a contract consist of sales commissions paid to the Company’s direct sales force and outside third party resellers, which are included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Commissions incurred for sales to new customers were commensurate with commissions incurred for sales to existing customers. Accordingly, the Company did not capitalize any sales commissions during the three months ended March 31, 2021 and 2020.

Cost of Revenue

Cost of revenue consists of expenses directly related to developing the Company’s software and intellectual products and sale of products, and includes subcontractor labor, materials and equipment rental.

7

Xcite Interactive, Inc.
Notes to the Consolidated Financial Statements
Unaudited

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight line method over the estimated useful lives of the related assets, which range from five to seven years. Expenditures for repairs and maintenance are expensed as incurred, whereas significant improvements which materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation is removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

Capitalized Software

The Company accounts for costs incurred in the development of computer software as research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of three to five years. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

Long-Lived Asset Impairment

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Impairment is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The Company did not identify any indicators of impairment during the three months ended March 31, 2021 and 2020.

Income Taxes

Prior to its reorganization, the Company operated as a limited liability company (LLC) pursuant the provisions of the Internal Revenue Service. The LLC members were taxed on their proportionate share of the Company’s taxable income. Subsequent to its reorganization, the Company accounts for income taxes utilizing the asset and liability method. Under this method, deferred income tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes any uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company policy is to recognize interest and/or penalties related to income tax matters in income tax expense. As of March 31, 2021 and 2020, and for the three months then ended, the Company did not record any accruals for interest and penalties. The Company’s income tax returns remain subject to examination for the years 2018 through 2020 for Federal purposes and 2017 through 2020 for state purposes.

8

Xcite Interactive, Inc.
Notes to the Consolidated Financial Statements
Unaudited

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

The carrying amounts reported as of March 31, 2021 and 2020 for cash, accounts receivable, prepaid expenses, accounts payable, accrued liabilities, convertible debt and contract liabilities approximate their fair value due to the short-term nature of these instruments or are based on interest rates available to the Company that are comparable to the current market rate. The estimated fair value of the Company’s PPP loans payable approximates their carrying values as the rate on this debt is determined by the U.S. government which was offered to all participating companies under the Coronavirus Aid Relief and Economic Security Act (CARES Act). It is not practicable to estimate the fair value of the accounts payable – related parties, due to the related party nature of the balances.

Recent Accounting Pronouncements

In October 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018- 17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which allows a private company to elect to not apply VIE guidance to legal entities under common control if both the parent and the legal entity being evaluated for consolidation are not public entities. The amendments in this ASU are effective for annual reporting periods beginning after March 15, 2020, and interim periods within annual periods beginning after March 15, 2021. Early adoption of the amendments in this ASU is permitted. All entities are required to apply the amendments in this ASU retrospectively with a cumulative effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements.

Management does not believe any other recently issued but not yet effective accounting pronouncement would have a material effect on the Company’s present of future consolidated financial statements.

NOTE 3 – STOCKHOLDERS’ EQUITY

Borrowing and Re-issuance of Shares

In December 2020, a stockholder of the Company loaned 300,000 shares of common stock to the Company. These shares were immediately sold to another individual for $1 per share by the Company. In January 2021, the Company issued 300,000 common stock shares to the stockholder to repay these borrowed shares.

Issuances and Re-purchases of Common Stock

In January 2021, the Company issued 535,973 shares of common stock of the Company to executives and members of the Board of Directors as compensation.

In February 2021, the Company purchased 191,500 of treasury stock for $119,039 in consideration. In February 2021, the Company issued 10,000 of common stock at a price of $10,000.

Warrants

In February 2021, the Company issued 25,000 warrants with an exercise price of $2.50 per share.

9

Xcite Interactive, Inc.
Notes to the Consolidated Financial Statements
Unaudited

NOTE 4 – CAPITALIZED SOFTWARE

Capitalized software as of March 31, 2021 and 2020 is summarized as follows:

	2021	2020
Capitalized software development costs	4,004,408	2,639,573
Accumulated amortization	(2,212,873)	(1,251,702)
Capitalizaed software, net	$1,791,535	$1,387,871

Amortization expense during the three months ended March 31, 2021 and 2020 was $302,046 and $209,230, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2021 and 2020 is summarized as follows:

	2021	2020
Tools and equipment	$34,496	$34,496
Accumulated depreciation	(14,354)	(9,426)
Property and equipment, net	$20,142	$25,070

Depreciation expense during the three months ended March 31, 2021 and 2020 was $1,232 and $1,232, respectively.

NOTE 6 – DEBT

Line of credit

In March 2017, the Company entered into a loan and security agreement with a lender for a revolving line of credit not to exceed the lesser of $400,000 or the borrowing base, as defined in the agreement. The line of credit had an original maturity of March 2018, which was extended to September 2021. The line of credit has an interest rate of prime plus 0.5%. As of March 31, 2020, the interest rate was 5.25%. The line of credit is collateralized by substantially all assets of the Company and guaranteed by stockholders’ of the Company. The total outstanding balance as of March 31, 2020 was approximately $197,000. The Company repaid the remaining balance of this line of credit on October 1, 2020.

In September 2020, the Company entered into a new twelve-month line of credit with the bank in the amount of $200,000 bearing interest at 5.50% per annum. As of March 31, 2021, $200,000 was outstanding.

Stockholder loans

In June 2019, the Company entered into a loan with a stockholder in the amount of $155,000 in exchange for 51,665 shares of common stock in the Company. This loan is non-interest bearing through June 19, 2021 when the loan matures. The aggregate unpaid amount of the loan shall be due and payable on the maturity date. As of March 31, 2021 and 2020 the outstanding balance was $145,000.

In June 2019, the Company entered into a second loan with a stockholder in the amount of $50,000 in exchange for 20,000 shares of common stock in the Company. This loan is non-interest bearing through June 19, 2021, when the loan matures. The aggregate unpaid amount of the loan shall be due and payable on the maturity date. As of March 31, 2021 and 2020 the outstanding balance was $50,000.

10

Xcite Interactive, Inc.
Notes to the Consolidated Financial Statements
Unaudited

NOTE 6 – DEBT (continued)

Stockholder loans (continued)

The Company borrowed 300,000 common stock shares from a stockholder in December 2020. In January 2021, the company issued 300,000 shares of common stock to repay this debt in full.

PPP loans payable

On April 23, 2020, the Company received loan proceeds in the aggregate amount of $376,142 from the Small Business Administration under the Paycheck Protection Program (PPP). On March 2, 2021, the Company received loan proceeds in the aggregate amount of $348,735 under the second round of the PPP. The PPP, established as part of the CARES Act, provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight (8) or twenty-four (24) weeks, as long as the loan proceeds are used for eligible purposes, including payroll, benefits, rent and utilities, and the Company maintains its payroll levels. The amount of loan forgiveness may be reduced if the Company terminates employees or reduces salaries during the covered period.

Any unforgiven portion of the PPP Loan is payable over two (2) years at an interest rate of 1%, with a deferral of payments for the first six (6) months. The Company intends to use the proceeds for purposes consistent with the PPP parameters. In April 2021, the Company received forgiveness of the first PPP loan, in whole.

Convertible debt

On October 21, 2020, the Company entered into a convertible debt agreement with a stockholder. Pursuant to the agreement, the stockholder loaned $500,000 under the note with an interest rate of 8% per annum, maturing in two years from the date of the note. In the three months ended March 31, 2021, the Company entered into an additional agreement for $250,000. Interest expense related to the convertible debt during the three months ended March 31, 2021 was $108,267. The convertible debt and accrued unpaid interest thereon will automatically be converted into common shares of the Company upon maturity or under a triggering event as defined by the convertible note agreement. The debt is fully discounted at issuance and this discount will be fully amortized over the next two years. The amount of the discount as of March 31, 2021 was $631,944.

NOTE 7 - RELATED PARTY TRANSACTIONS

Accounts payable

The Company has accounts payable with a related party. During the first quarter of 2019, $147,000 of accounts payable balances were converted into nine membership units. As of March 31, 2019, the accounts payable balance with this related party was $71,651. In 2020, the balance of $71,651 was forgiven.

Loans to stockholder

As of March 31, 2021 and 2010, the Company had outstanding loans to stockholders in the amounts of $205,000.

The Company borrowed 300,000 common stock shares from a stockholder in March 2020. In January 2021, the Company issued 300,000 common stock shares back to the shareholder.

11

Xcite Interactive, Inc.
Notes to the Consolidated Financial Statements
Unaudited

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Legal proceedings

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, liquidity or cash flows.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions between the consolidated balance sheet date of March 31, 2020 and through August 16, 2021, the date the unaudited consolidated financial statements were available for issuance, and management has concluded there were no material subsequent events requiring recognition in the unaudited consolidated financial statements or disclosures except as follows:

On April 8, 2021, the Company received notification from the Small Business Administration that the PPP loan received on April 23, 2020 was forgiven in its entirety.

On May 1, 2021, the Company entered into a note payable with a stockholder of the Company for $100,000 at an interest rate of 10% and due June 30, 2021. This note is secured by 37,500 shares of common stock.

On May 12, 2021, the Company entered into a note payable with a stockholder of the Company for $80,000 with an origination fee of $10,000 and no interest. The note is payable on July 12, 2021.

On June 3, 2021, the Company was acquired by Versus Systems, Inc. for the acquisition price of $12.8 million.

12

PRO FORMA CONSOLIDATED STATEMENT OF LOSS

As at December 31, 2020

Expressed in Canadian Dollars

						Versus Pro
			Presentation	Pro Forma		Forma
	Xcite	Versus	Adjustments	Adjustments	Notes	Consolidated
	($)	($)	Note 3	Note 4
REVENUES
Revenues	2,576,327	1,864,709				4,441,036
Cost of revenues	654,890	-	(654,890)			-
Gross Margin	1,921,437	1,864,709	654,890	-		4,441,036

EXPENSES
Amortization	6,299	323,060				329,359
Amortization of intangible assets	1,109,858	1,706,972		434,233	4b	3,251,063
Consulting fees	344,651	624,136				968,787
Foreign exchange loss	1,277	33,160				34,437
Office and miscellaneous expenses	654,691	343,240				997,931
Interest expense	93,107	233,388	(53,255)			273,240
Interest expense on lease obligations	-	80,640				80,640
Professional fees	231,102	1,047,086				1,278,188
Salaries and wages	1,083,524	3,440,720	654,890			5,179,133
Sales and marketing	73,687	652,303				725,990
Software and delivery costs	104,581	346,005				450,586
Share-based compensation	-	1,407,414				1,407,414
	(1,781,340)	(8,373,415)	53,255	(434,233)		(10,535,732)

Finance expense	-	(371,061)	(53,255)			(424,316)
Loss on disposal of marketable securities	-	(508,050)				(508,050)
Other (expense) income	12,909	(18,634)				(5,725)
Loss and comprehensive loss	(1,768,431)	(9,271,160)	-	(434,233)		(11,473,824)

Loss and comprehensive loss attributable to:
Shareholders	(1,768,431)	(7,748,575)	-	(434,233)		(9,951,239)
Non-controlling interest	-	(1,522,585)				(1,522,585)
	(1,768,431)	(9,271,160)	-	(434,233)		(11,473,824)

Basic and diluted loss per common share	(0.44)	(0.84)				(0.87)

1620 West 8th Avenue Suite 302
Vancouver, BC V6J 1V4 Canada

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2021

Expressed in Canadian Dollars

						Versus Pro
			Presentation	Pro Forma		Forma
	Xcite	Versus	Adjustments	Adjustments	Notes	Consolidated
	($)	($)	Note 3	Note 4
ASSETS
Current assets
Cash	161,738	14,023,971				14,185,709
Receivables	194,343	107,233				301,576
Prepaids	23,092	499,264				522,356
	379,173	14,630,468	-	-		15,009,641
Restricted deposit	-	11,497				11,497
Deposits	-	126,605				126,605
Property and equipment	25,501	541,996				567,497
Goodwill	-	-		8,090,115	4c	8,090,115
Intangible assets	2,268,169	2,213,634		6,453,962	4b	10,935,765
Total Assets	2,672,843	17,524,200	-	14,544,077		34,741,120

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	846,124	1,267,112				2,113,236
Notes payable	253,210	1,480,780				1,733,990
Lease liability	-	249,290				249,290
Current liabilities	1,099,334	2,997,182	-	-		4,096,515

Non-current liabilities
Lease liability	-	493,031				493,031
Government note	917,729	-				917,729
Notes payable	1,138,389	2,100,017				3,238,405
Total liabilities	3,155,451	5,590,230	-	-		8,745,681

Equity (Deficit)
Share capital
Common shares	4,017,892	125,540,108		12,134,736		141,692,735
Class “A” shares	-	37,927				37,927
Reserves	-	11,767,846				11,767,846
Deficit	(4,500,499)	(117,611,498)		2,409,340		(119,702,657)
	(482,607)	19,734,383	-	14,544,077		33,795,852

Non-controlling interest	-	(7,800,413)				(7,800,413)
Total Equity	(482,607)	11,933,970	-	14,544,077		25,995,439
Total Liabilities and Equity	2,672,844	17,524,200	-	14,544,077		34,741,120

1620 West 8th Avenue Suite 302
Vancouver, BC V6J 1V4 Canada

PRO FORMA CONSOLIDATED STATEMENT OF LOSS

As at March 31, 2021

Expressed in Canadian Dollars

	Xcite	Versus	Presentation Adjustments	Pro Forma Adjustments	Notes	Versue Pro Forma Consolidated
		($)	Note 3	Note 4
REVENUES
Revenues	621,465	421				621,886
Cost of revenues	232,182	-	(232,182)			-
Gross Margin	389,283	421	232,182	-		621,886

EXPENSES
Amortization	1,560	83,942				85,502
Amortization of intangible assets	382,405	417,131		(28)	4b	799,508
Consulting fees	751	108,295				109,046
Foreign exchange loss	-	(8,378)				(8,378)
Office and miscellaneous expenses	261,885	236,102				497,987
Interest expense	137,071	80,953	(79,128)			138,896
Interest expense on lease obligations	-	14,839				14,839
Professional fees	148,201	756,677	(115,000)			789,878
Transaction cost			115,000			115,000
Salaries and wages	722,736	1,212,200	232,182			2,167,118
Sales and marketing	9,495	258,092				267,587
Software and delivery costs	79,841	73,850				153,691
Share-based compensation	-	254,292				254,292
	(1,354,663)	(3,487,573)	79,128	28		(4,763,080)
Finance expense	-	(107,090)	(79,128)			(186,218)
Other (expense) income	157,781	-				157,781
Loss and comprehensive loss	(1,196,882)	(3,594,663)	-	28		(4,791,517)

Loss and comprehensive loss attributable to:
Shareholders	(1,196,882)	(3,341,285)		28	4a	(4,538,139)
Non-controlling interest	-	(253,378)				(253,378)
	(1,196,882)	(3,594,663)	-	28		(4,791,517)

Basic and diluted loss per common share	(0.25)	(0.31)				(0.36)

1620 West 8th Avenue Suite 302
Vancouver, BC V6J 1V4 Canada

1. BASIS OF PRESENTATION

Versus and Xcite entered into an agreement dated May 11, 2021. The transaction was accomplished through a plan of arrangement pursuant to which Versus acquired all the issued and outstanding common shares of Xcite in exchange for common shares of Versus. The transaction closed on June 3, 2021. In accordance with the arrangement agreement, Versus acquired all of the Xcite common shares in consideration for the issuance of 0.3510 of a common share of Versus. The unaudited Pro Forma Consolidated Financial Statements have been prepared for inclusion in the Business Acquisition Report (the “BAR”) of Versus and Xcite dated August 17, 2021. The pro forma statements have been prepared from:

a.	Versus’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2020.

b.	Xcite’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2020.

c.	Versus’s Unaudited Consolidated Financial Statements as at and for the three month period ended March 31, 2021.

d.	Xcite’s Unaudited Consolidated Financial Statements as at and for three month period ended March 31, 2021.

In the opinion of management, the unaudited Pro Forma Consolidated Financial Statements include all adjustments necessary for fair presentation in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The unaudited Pro Forma Consolidated Balance Sheet gives effect to the transaction described above as if it had occurred on December 31, 2020. The unaudited Pro Forma Consolidated Statements of Earnings give effect to the transaction as if it occurred on January 1, 2020.

The unaudited Pro Forma Consolidated Financial Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the consolidated financial statements of Versus and Xcite incorporated by reference in the BAR.

2. PRINCIPLES OF CONSOLIDATION

The unaudited Pro Forma Consolidated Financial Statements have been prepared using the acquisition method of accounting pursuant to IFRS 3, “Business Combinations” (“IFRS 3”). Under the acquisition method, assets and liabilities of Xcite are recorded at their fair value on the date of acquisition with the exception of income tax and stock-based compensation. The total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed. The adjustments to the unaudited Pro Forma Financial Statements are preliminary and have been made solely for the purpose of presenting the unaudited Pro Forma Financial Statements, which are necessary to comply with applicable disclosure and reporting requirements. The unaudited Pro Forma Financial Statements are prepared using policies consistent with IFRS and Canadian securities laws and are not intended to comply with the requirements of Regulation S-X under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the Securities and Exchange Commission promulgated thereunder that would be applicable to a U.S. issuer offering securities registered under the Securities Act.

3. PRO FORMA ACCOUNTING AND PRESENTATION ADJUSTMENTS

Accounting Adjustment

Versus and Xcite prepare their consolidated financial statements using their similar accounting policies. Versus consolidated financial statements were prepared in accordance with IFRS and Xcite consolidated financial statements were prepared in accordance with GAAP.

Financial Statement Presentation

Certain reclassification adjustments have been made to the unaudited Pro Forma Consolidated Financial Statements to make the financial statement presentation consistent between Versus and Xcite including:

●	Reclassify Xcite’s cost of sales to conform to Versus’s as a majority of the costs are attributed to salaries and wages.

●	Reclassify Xcite’s transaction costs from professional fee expenses to transaction costs.

●	Reclassify Xcite’s interest expense associated with the accreditation of debt discounts to finance expense.

1620 West 8th Avenue Suite 302
Vancouver, BC V6J 1V4 Canada

4. PRELIMINARY PURCHASE PRICE CALCULATON AND ALLOCATION

The transaction described in Note 1 above has resulted in the following estimated purchase price allocation:

Consideration
Common Shares	16,219,714
Cash	134,513
Working capital adjustment	(201,599)
Total Share Consideration	$16,152,628

Identifiable Assets Acquired and Liabilities Assumed
Cash	33,363
Accounts Received and Accrued Revenues	46,395
Property, Plant and Equipment	42,431
Other Assets	15,263
Intangibles	8,722,131
Goodwill	8,090,115
Accounts Payable and Accrued Liabilities	(645,570)
Income Tax Payable	(151,500)
Total Identifiable Net Assets	$16,152,628

a.	Under the acquisition method, the acquired assets and liabilities assumed are measured at their estimated fair value at the date of acquisition with the exception of income tax and stock-based compensation. In accordance with the arrangement agreement, Versus acquired all the issued and outstanding Xcite common shares in consideration for the issuance of 0.3510 Versus common shares for each Xcite common share. Versus issued and is committed to issue 2.0 million Versus common shares with a fair value of $16.2 million, based on the June 3, 2021 closing share price of $6.76, as reported on the NASDAQ.

b.	Amortization of Intangibles has been adjusted to reflect amortization on the preliminary fair value adjustments allocated to Intangible Assets. Previously amortized intangible assets were eliminated and recorded at fair value

c.	To adjust the Goodwill amount attributed to purchase price being greater than the fair vale of the assets acquired.

d.	Transaction costs have been estimated at $0.1 million, of which $100,000 are reflected in Versus’s and $100,000 are reflected in Xcite’s results as at March 31, 2021. No adjustment has been made to reflect operating synergies that may be realized as a result of the transaction.

e.	The adjustment to income tax includes the deferred tax impact of the above pro forma adjustments. Income taxes applicable to the pro forma adjustments are calculated at the Canadian statutory tax rate of 24 percent for the year ended December 31, 2020. The deferred income tax liability is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities. The purchase price allocation is preliminary. The amount reflected as goodwill may be adjusted as Management continues to evaluate the fair value of the assets acquired and liabilities assumed. Changes in the fair value of the assets could have a material impact on the pro forma consolidated statement of earnings.

5. PRO FORMA NET EARNINGS (LOSS) PER SHARE

The net earnings (loss) per share have been based on the following:

For the year ended December 31,	2020
Basic - Pro Forma Net Earnings (Loss)	$(9,951,239)
Weighted average number of Versus Common Shares Outstanding	9,501,545
Assumed Number of Versus Common Shares Issued on the Acquisition of Excite	1,906,804
Basic and Diluted – Pro Forma Weighted Average Number of Common Shares	11,408,349
Pro Forma Net Earnings (Loss) Per Share ($)
Basic and Diluted	$(0.87)

For the three months ended March 31,	2021
Basic - Pro Forma Net Earnings (Loss)	$(4,538,139)
Weighted average number of Versus Common Shares Outstanding	10,733,586
Assumed Number of Versus Common Shares Issued on the Acquisition of Excite	1,906,804
Basic and Diluted – Pro Forma Weighted Average Number of Common Shares	12,640390
Pro Forma Net Earnings (Loss) Per Share ($)
Basic and Diluted	$(0.36)

1620 West 8th Avenue Suite 302
Vancouver, BC V6J 1V4 Canada